Exhibit 99.2

NEXA RESOURCES S.A. ANNOUNCES

CHANGES TO THE BOARD OF DIRECTORS

Luxemburg, June 18, 2019 — Nexa Resources S.A. (NYSE, TSX: NEXA) (“Nexa Resources”, “Nexa” or “Company”) announces that the members of the Board of Directors (“Board”) have been re-elected on the Annual General Meeting of the Shareholders held on June 18. Nexa also announces that Mr. Ian Pearce and Mr. Jaime Ardila have been elected as new members of the Board. The mandates of the members will be effective as of June 18, 2019. In addition, Nexa takes this opportunity to sincerely thank Mr. Ivo Ucovich for his many years of dedicated service as director, which have brought the Company to a position of operational excellence and commitment to future growth.

The Board of Directors of Nexa Resources is comprised of a diverse range of skilled specialists with diverse backgrounds and strong experience in the mining industry, along with business, audit, finance, governance, consulting and other key areas that support Nexa’s long term development. Nexa’s newest Board members have a range of skills and experience as described below, which will further strengthen the capabilities of our Board:

Ian Pearce

Mr. Pearce served as CEO at Xstrata Nickel from 2006 to 2013, after which he launched X2 Resources, a mid-tier diversified mining and metals company, serving as its founding partner from 2013 and 2017. Prior to these roles, Mr. Pearce was responsible for the day-to-day management of several engineering, procurement and construction projects in South Africa, Zimbabwe, Chile, Canada, the United States and Indonesia. Mr. Pearce has over 35 years of professional experience in metallurgy and mining-related industries and an extensive background in leadership positions including COO and Senior Vice President at Falconbridge, Limited, and as Project Engineer and Project Director with Fluor Inc. and Fluor Daniel Canada Inc. Currently, Mr. Pearce serves as chair and director on two public company boards and two private company boards. He also has served as advisor to the board of MineSense Technologies since 2013. Mr. Pearce earned his Diploma in Mineral Process Engineering from Technikon Witwatersrand and his Bachelors of Science from the University of Witwatersrand, both in South Africa. He also trained in management and strategic management at Wits Business School and Henley Business School. Mr. Pearce served as a member and Chair of the executive management boards at the Nickel Institute and the Mining Association of Canada, in addition to other professional affiliations.

Jaime Ardila

Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the US, Europe and South America in a career spanning for 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the Government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. In General Motors, Mr. Ardila served as CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the Board of Directors of Accenture and Goldman Sachs, BDC. Mr. Ardila earned his Master of Science in Economics at the London School of Economics in 1981 and his Bachelors of Arts in Economics at the University of Bogota in 1977.

Following these changes, the Board will be comprised as follows:

Luís Ermírio de Moraes (Chairman)

Daniella Dimitrov

Diego Hernandez

Eduardo Andrade

Edward Ruiz

Ian Pearce

Jaime Ardila

Jane Sadowsky

Jean Simon

João Schmidt

ABOUT NEXA RESOURCES S.A.

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

For further information, please contact:

Nexa Resources - Investor Relations

Roberta Varella

ir@nexaresources.com